UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

March 12, 2024

Commission File Number: 001-38159

BRITISH AMERICAN TOBACCO P.L.C.
(Translation of registrant’s name into English)

Globe House
4 Temple Place
London WC2R 2PG
United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒              Form 40-F ☐

This report includes materials as exhibits that have been published and made available by British American Tobacco p.l.c. (the “Registrant”) as of March 12, 2024.

The information contained in Exhibit 1 to this Form 6-K, except the information contained in (i) the reference to “of 2-2.5x adjusted net debt / adjusted EBITDA” in the third bullet of the sixth paragraph and (ii) the reference to “of 2-2.5x adjusted net debt / adjusted EBITDA” in the ultimate sentence of the seventh paragraph is incorporated by reference into the Form S-8 Registration Statements File Nos. 333-223678, 333-219440 and 333-237186 of the Registrant and into the Form F-3 Registration Statement File Nos. 333-265958, 333-265958-01, 333-265958-02, 333-265958-03, 333-265958-04 and 333-265958-05 of the Registrant, British American Tobacco Holdings (The Netherlands) B.V., Reynolds American Inc., B.A.T. Netherlands Finance B.V., B.A.T. International Finance p.l.c. and B.A.T Capital Corporation, and related Prospectuses, as such Registration Statements and Prospectuses may be amended from time to time.

EXHIBIT INDEX

Exhibit	Description

Exhibit 1	Press Release entitled “Launch of Proposed Block Trade of up to 436,851,457 Ordinary Shares in ITC Limited” dated March 12, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

British American Tobacco p.l.c.

By:	/s/ Claire Dhokia
	Name:	Claire Dhokia
	Title:	Deputy Company Secretary

Date:  March 12, 2024